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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 20)(1)

                           ORLEANS HOMEBUILDERS, INC.
                        (Formerly named FPA CORPORATION)
                        --------------------------------
                                (Name of issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of class of securities)

                                   686588-10-4
                                   -----------
                                 (CUSIP number)

      Mark Migliaccio, Drinker Biddle & Reath LLP, PNB Building, Suite 1100
        1345 Chestnut Street, Philadelphia, PA 19107-3496 (215) 988-2700
      ---------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 1, 1999
                                ----------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 686588-10-4                13D                Page 2 of 4 Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Jeffrey P. Orleans
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

          00
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

                                                                             [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

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                               7    SOLE VOTING POWER
           NUMBER OF                11,227,708 shares
            SHARES

                               -------------------------------------------------
                               8    SHARED VOTING POWER
         BENEFICIALLY               5,000 shares
           OWNED BY

                               -------------------------------------------------
                               9    SOLE DISPOSITIVE POWER
             EACH                   11,227,708 shares
           REPORTING
          PERSON WITH
                               -------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    5,000 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,232,008 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         73.1%

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14       TYPE OF REPORTING PERSON*
         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 686588-10-4                  13D                Page 3 of 4 Pages
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Item 5.  Interest in Securities of the Issuer.

         Following the acquisitions and dispositions described herein, Mr. Orleans has sole or shared voting and dispositive power as to an aggregate of 11,232,708 shares of the Common Stock of Orleans Homebuilders, Inc. (the "Company"), or 73.1% of the outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

         Of the total of 11,232,708 shares reflected as beneficially owned by Mr. Orleans, (a) 11,227,008 shares are held directly, (b) 700 shares are held as custodian for minor children, and (c) Mr. Orleans is a 50% stockholder of a corporation which owns 10,000 shares.

         Mr. Orleans has sole voting and dispositive power with respect to the shares reflected in clauses (a) and (b) of the immediately proceeding paragraph. He has shared voting and dispositive power with respect to the shares reflected in clause (c) of the immediately preceding paragraph. Mr. Orleans has no interest in dividends and proceeds of sales of shares described in clause (b) of the immediately preceding paragraph, and he disclaims beneficial ownership of such shares.

         The only changes in beneficial ownership by Mr. Orleans of equity securities of the Company reported by this Amendment No. 20 to Schedule 13D arise from the issuance by the Company of 100,000 shares of its Series D Preferred Stock (the "Series D Shares") to Mr. Orleans on October 20, 1998. The Series D Shares became convertible into 2,000,000 shares of Common Stock by reason of approval of the listing of the underlying shares of Common Stock on the American Stock Exchange on February 1, 1999. See Item 6 for a description of the these proceedings.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

         On April 20, 1998, the Company's Board of Directors (the "Board") approved, subject to the receipt of a written opinion confirming the fairness of the transaction from an investment banking firm satisfactory to the Board, the exchange with Mr. Orleans of an aggregate of $3 million of indebtedness, represented by the Company's $2 million Variable Rate Note due December 31, 2000 (the "Variable Rate Note") and two demand notes aggregating $1 million (the "Demand Notes"), for the Series D Shares. On September 24, 1998, the Board received the written opinion of Howard, Lawson & Co. to the effect that the proposed exchange with Mr. Orleans was fair to the stockholders of the Company, other than Mr. Orleans, from a financial point of view. The Board then took final action to authorize the terms of the Series D Shares and the execution of an Exchange Agreement with Mr. Orleans. The Company entered into an Exchange Agreement, as of October 13, 1998, with Mr. Orleans under which Mr. Orleans exchanged the Variable Rate Note and the Demand Notes for the Series D Shares.

         The Series D Shares were issued from the 500,000 shares of Preferred Stock authorized under the Company's Certificate of Incorporation. The Series D Shares have a liquidation value of $3,000,000, or $30.00 per share, and require dividends at the annual rate of 7% of the liquidation value. The dividends are cumulative and are payable quarterly, beginning December 1, 1998. The Series D Shares are redeemable by the Company at any time after December 31, 2003, in whole or in part, at a cash redemption price equal to the liquidation value thereof plus all accrued and unpaid

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CUSIP No. 686588-10-4                 13D                Page 4 of 4 Pages
-------------------------------                          -----------------------

dividends on such shares to the date of redemption. The Series D Shares are convertible into 2,000,000 shares of Common Stock at a conversion price of $1.50 per common share, upon the approval by the American Stock Exchange of a supplemental listing application covering such shares. The American Stock Exchange approved the Company's listing application on February 1, 1999. The closing price of the Company's Common Stock on the American Stock Exchange on April 20, 1998 (the date of Board approval of the issuance) was $1.19.


         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: February 23, 1999                        /s/ Jeffrey P. Orleans
                                               ---------------------------------
                                                     Jeffrey P. Orleans